FPC Exemption No. 82-836)

Publication: South China Morning Post **Date:** 16 December 2006
Page: Classified 68 **Where Published:** Hong Kong

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 00142)

PROPOSAL TO ACQUIRE ADDITIONAL INTEREST IN PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Pursuant to Rule 13.09 of the Listing Rules, First Pacific is pleased to announce that it proposes to acquire an additional interest in PLDT representing approximately 3.2% of PLDT's issued common share capital. Following the proposed acquisition, First Pacific will have an attributable economic interest of approximately 27.5% of PLDT's issued common share capital.

The acquisition will be made in the context of a public auction by the Philippine Government. NTT DoCoMo of Japan, which is an existing strategic investor in PLDT, will also acquire shares representing approximately 3.2% of PLDT in the same transaction.

First Pacific Company Limited ("First Pacific") currently holds an attributable economic interest in shares representing approximately 24.3% of the issued common share capital of Philippine Long Distance Telephone Company ("PLDT").

Pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), First Pacific is pleased to announce that it proposes to acquire an additional interest in PLDT representing approximately 3.2% of PLDT's issued common share capital. Following the proposed acquisition, First Pacific will have an attributable economic interest of approximately 27.5% of PLDT's issued common share capital.

The acquisition will be made in the context of a public auction by the Philippine Government of an attributable interest in shares representing approximately 6.4% of PLDT, derived through an approximate 46% shareholding in Philippine Telecommunications Investment Corporation ("PTIC"), owned by the Philippine Government. PTIC holds PLDT shares representing approximately 13.8% of PLDT's issued common share capital. The remaining approximate 54% of PTIC not owned by the Philippine Government is owned by two subsidiaries of First Pacific, who have the benefit under the articles of association of PTIC of a "Right to Match" the highest bid received in the auction. Two bids were received by the Philippine Government pursuant to the auction process, the highest of which is equivalent to approximately Pesos 2,100 (US$42.52) per share of PLDT held by PTIC. This compares to the closing price of a PLDT share on the Philippine Stock Exchange of Pesos 2,440 (US$49.40) on 15 December 2006.

First Pacific has reached agreement in principle with NTT DoCoMo for NTT DoCoMo to acquire half of the available 6.4% stake in PLDT and for First Pacific to acquire the other half. NTT DoCoMo is a strategic investor in PLDT, currently holding together with NTT Communications Corporation approximately 13.4% of PLDT's issued common share capital. NTT DoCoMo and First Pacific will each provide 50% of the aggregate purchase price for the approximately 6.4% interest in PLDT to be acquired by them in aggregate.

The proposed acquisition can only proceed following the issue by the Philippine Government of its formal notice pursuant to the Right to Match. It is anticipated that the Philippine Government's formal notice under the Right to Match will be issued shortly and that the proposed acquisition will be completed within 30 days thereafter.

Further announcements in relation to this matter will be made in compliance with the Listing Rules as and when appropriate. It is anticipated that the transaction would be a discloseable transaction for First Pacific under the Listing Rules if it proceeds.

By Order of the Board
First Pacific Company Limited
Nancy L.M. Li
Company Secretary

Hong Kong, 15 December 2006

As at the date of this announcement, the Board comprises the following Directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Ambassador Albert F. del Rosario
Edward K.Y. Chen*, *GBS, CBE, JP*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
David W.C. Tang*, *OBE, Chevalier de L'Ordre des Arts et des Lettres*

* *Independent Non-executive Directors*

also on Mon, 18 Dec 2006 page: Classified 6

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